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                                                                    Exhibit 99.2



                            [Letterhead of Premier]


                                January 16, 1998



     Mr. Steven R. Verdooner
     Chief Executive Officer
     Opthalmic Imaging Systems, Inc.
     221 Lathrop Way, Suite I
     Sacramento, California 95815

     Dear Mr. Verdooner:

               I am pleased to present this proposal for the acquisition by Premier Laser Systems of OISI.

               Pursuant to the transaction, OISI shareholders would receive $1.75 per share in cash. Assuming your Board of Directors is receptive to the proposal, we would meet to negotiate definitive documentation as soon as possible. We expect this documentation to contain a "no shop" provision, but to provide that OISI would be entitled to accept an unsolicited higher offer. In the event it elected to do so, however, OISI would pay Premier a break-up fee equal to 10% of the value of the other transaction. Of course, we also assume that OISI will modify its Shareholders Rights Plan as necessary to permit this transaction to go forward.

               Our proposal of $1.75 represents a substantial premium over OISI's bid price of $1.34 on January 15, and even a larger premium over the approximately $.62 price at which OISI was trading prior to Premier's involvement. We hope that you and your Board will agree that this is a highly attractive proposal for OISI and its shareholders.

               We request that OISI respond in writing to this proposal no later than 5:00 p.m. on Thursday, January 22. If we do not receive a positive response by such date, this proposal will be withdrawn and we will consider our other alternatives.

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               I look forward to hearing from you concerning this exciting opportunity for both of our companies.


                                           Very truly yours,

                                           /s/ Colette Cozean
                                           --------------------------
                                           Colette Cozean, PhD.
                                            Chief Executive Officer, President
                                            and Chairman of the Board


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